December 29, 2016

Board of Directors

Global Healthcare REIT, Inc.

8480 Orchard Road, Suite 3600

Greenwood Village.CO 80111

Re: Resignation

Gentlemen:

Please accept this letter as written notification of my voluntary resignation as a member of the Board of Directors of Global Healthcare REI T, Inc., effective December 31, 2016.

I would like to express my gratitude for having had an opportunity to serve as a member of the Board of Directors. My decision to resign is based on personal considerations and does not reflect any disagreement or dispute with the Board or its other members.

Sincerely,

/s/ Steve Bathgate
Steve Bathgate